# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Horizon Quantum Holdings Ltd., CIK 0002088256
CUSIP: Y4000A102
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: 29 MEDIA CIRCLE #05-22, SINGAPORE, Singapore (U0), 138565
Date of event which requires filing of this statement: 03/19/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001293451

## Reporting persons
- Tencent Holdings Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 4,175,570; shared voting power 0; sole dispositive power 4,175,570; shared dispositive power 0; aggregate amount beneficially owned 4,175,570 (13.1% of the class)
- THL A12 Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 4,175,570; shared voting power 0; sole dispositive power 4,175,570; shared dispositive power 0; aggregate amount beneficially owned 4,175,570 (13.1% of the class)

## Item 1. Issuer
Name of issuer: Horizon Quantum Holdings Ltd.
Address of issuer's principal executive offices: 29 Media Cir. #05-22, Singapore, 138565

## Item 2. Person Filing
Name of person filing:
Tencent Holdings Limited

THL A12 Limited
Address of principal business office or, if none, residence:
For both Tencent Holdings Limited and THL A12 Limited:

29/F, Three Pacific Place
No. 1 Queen's Road East
Wanchai, Hong Kong
Citizenship:
Tencent Holdings Limited - Cayman Islands

THL A12 Limited - British Virgin Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
THL A12 Limited beneficially owns 4,175,570 Class A Ordinary Shares.
Tencent Holdings Limited may be deemed to have beneficial ownership of 4,175,570 Class A Ordinary Shares beneficially owned by THL A12 Limited, which is a direct wholly-owned subsidiary of Tencent Holdings Limited.
Percent of class: The 4,175,570 Class A Ordinary Shares that are beneficially owned by THL A12 Limited and Tencent Holdings Limited represent approximately 13.1% of the total outstanding Class A Ordinary Shares of the Company. The foregoing calculation is based on an aggregate of 31,833,549 Class A Ordinary Shares outstanding as of March 19, 2026 according to records of the Issuer.
Sole power to vote or to direct the vote: See row 5 of the cover page of each reporting person.
Shared power to vote or to direct the vote: See row 6 of the cover page of each reporting person.
Sole power to dispose or to direct the disposition: See row 7 of the cover page of each reporting person.
Shared power to dispose or to direct the disposition: See row 8 of the cover page of each reporting person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See item 4.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
99.1 Joint Filing Agreement, dated March 25, 2026, by and between Tencent Holdings Limited and THL A12 Limited.

## Signatures
- Tencent Holdings Ltd: /s/ Ma Huateng, Ma Huateng/Director (03/25/2026)
- THL A12 Limited: /s/ Gu Tingting Jackie, Gu Tingting Jackie/Director (03/25/2026)